UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

KORE Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

50066V305

(CUSIP Number)

August 1, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 50066V305

1	NAMES OF REPORTING PERSONS Koch Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

(1)

Effective August 1, 2024, pursuant to an internal reorganization, Koch Industries, LLC (formerly known as Koch Industries, Inc.) (“KII”) ceased to own equity interests, directly or indirectly, of Wood River Capital, LLC (“Wood River”), and Koch, Inc. became the indirect ultimate parent company of both Wood River and KII. Accordingly, KII no longer has (or shall be deemed to have) beneficial ownership of any shares of common stock, par value $0.0001 per share (the “Public Shares”), of KORE Group Holdings, Inc. (the “Issuer”) held by Wood River.

CUSIP: 50066V305

1	NAMES OF REPORTING PERSONS Wood River Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,000,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,000,000 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Represents 2,000,000 Public Shares held by Wood River.
(2)

Calculated using 16,639,368 Public Shares estimated outstanding based on 83,196,842 Public Shares outstanding as of May 13, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2024, after giving effect to the 1-for-5 reverse stock split on July 1, 2024 announced on the Issuer’s Current Report on Form 8-K filed with the SEC on June 28, 2024.

CUSIP: 50066V305

1	NAMES OF REPORTING PERSONS Koch, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,000,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,000,000 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Represents 2,000,000 Public Shares held by Wood River. These Issuer securities may be deemed to be beneficially owned by Koch, Inc. by virtue of Koch, Inc.’s indirect beneficial ownership of Wood River.

(2)

Calculated using 16,639,368 Public Shares estimated outstanding based on 83,196,842 Public Shares outstanding as of May 13, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2024, after giving effect to the 1-for-5 reverse stock split on July 1, 2024 announced on the Issuer’s Current Report on Form 8-K filed with the SEC on June 28, 2024.

CUSIP: 50066V305

Item 1(a). Name of Issuer: KORE Group Holdings, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Officers: 3 Ravinia Drive NE, Suite 500, Atlanta, GA, 30346

Item 2(a). Name of Person Filing:

Wood River Capital, LLC (“Wood River”)

SCC Holdings, LLC (“SCC”)

KIM, LLC (“KIM”)

Koch Investments Group, LLC (“KIG”)

Koch Investments Group Holdings, LLC (“KIGH”)

Koch Companies, LLC (“KCLLC”)

Koch, Inc.

Koch Industries, LLC (formerly known as Koch Industries, Inc.) (“KII”)

(Each a “Reporting Person,” and collectively, the “Reporting Persons”).

Item 2(b). Address or Principal Business Office or, if None, Residence:

The principal business office for all Reporting Persons filing is:

4111 E. 37th Street North

Wichita, KS 67220

Item 2(c). Citizenship: See Item 4 of each cover page.

Item 2(d).Title of Class of Securities: Common stock, par value $0.0001 per share (“Public Shares”).

Item 2(e).CUSIP No.: 50066V305.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.

(b) Percent of class: See Item 11 of each cover page. Calculated using 16,639,368 Public Shares estimated outstanding based on 83,196,842 Public Shares outstanding as of May 13, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2024, after giving effect to the 1-for-5 reverse stock split on July 1, 2024 announced on the Issuer’s Current Report on Form 8-K filed with the SEC on June 28, 2024.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Wood River is beneficially owned by SCC, SCC is beneficially owned by KIM, KIM is beneficially owned by KIG, KIG is beneficially owned by KIGH, and KIGH is beneficially owned by KCLLC, KCLLC is beneficially owned by Koch, Inc., in each case by means of ownership of all voting equity instruments.

CUSIP: 50066V305

Koch, Inc., KCLLC, SCC, KIM, KIG, and KIGH may be deemed to beneficially own the Public Shares held by Wood River by virtue of (i) Koch, Inc.’s beneficial ownership of KCLLC, (ii) KCLLC’s beneficial ownership of KIGH, (iii) KIGH’s beneficial ownership of KIG, (iv) KIG’s beneficial ownership of KIM, (v) KIM’s beneficial ownership of SCC and (vi) SCC’s beneficial ownership of Wood River.

The filing of this Schedule 13G shall not be construed as an admission that any of SCC, KIM, KIG, KIGH, KCLLC, or Koch, Inc. is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13G.

Item 5. Ownership of 5 Percent or Less of a Class.

As a result of an internal reorganization described in footnote (1) on the cover page for KII, with respect to KII, this statement on Schedule 13G is being filed to report the fact that as of the date hereof KII has ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP: 50066V305

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2024
Wood River Capital, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Vice President and Secretary

SCC Holdings, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Secretary

KIM, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Vice President and Secretary

Koch Investments Group, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Secretary

Koch Investments Group Holdings, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Secretary

Koch Companies, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Assistant Secretary

Koch, Inc.

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Assistant Secretary

Koch Industries, LLC

	By:	/s/ Michael F. Zundel
	Name:	Michael F. Zundel
	Title:	Assistant Secretary

CUSIP: 50066V305

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement